UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation) Lilly Corporate Center Indianapolis, Indiana (Address of Principal Executive Offices)	001-06351 (Commission File Number)	35-0470950 (I.R.S. Employer Identification No.) 46285 (Zip Code)

Crystal Williams (317-277-9011)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019
Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report

As required by Rule 13p-1 (the “Rule”), Eli Lilly and Company (the “Company”) identified the following products that were potentially in the scope of the Rule for the year ended December 31, 2019: Atopica, Azarga, Azopt, Ciloxan, Ciproxin HC, Lenziaren, Maxidex, Maxitrol, Nevanec, Tobradex, Tobrex, and Vigamox. All of these are products of Elanco Animal Health Incorporated and were acquired as part of an animal health transaction that closed on January 1, 2015. On March 11, 2019, the Company completed its disposition of Elanco Animal Health Incorporated.

All of these products were provided to the Company by the same supplier or its subsidiaries. The Company conducted a conflict minerals reasonable country of origin inquiry for the year ended December 31, 2019, but it was unable to obtain documentation from the relevant supplier on whether these products contain tin, tungsten, tantalum or gold (the “3TG Minerals”), or if relevant, about the country of origin of any 3TG Minerals incorporated into the products. As a result, the Company cannot rule out the possibility that these products contained 3TG Minerals originating in the Democratic Republic of the Congo or an adjoining country.
As provided by the Rule, this inquiry did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2019. It also did not include products manufactured or contracted to be manufactured by entities acquired by the Company after April 2018.

The information in this Form SD is publicly available on the Company’s website at https://investor.lilly.com/financial-information/sec-filings; however, the information on the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
ELI LILLY AND COMPANY
(Registrant)

By:     /s/ Gordon James Brooks

Name:    Gordon James Brooks
Title:     Chief Procurement Officer

Dated:      May 5, 2020